Reality Shares ETF Trust

402 West Broadway, Suite 2800

San Diego, California 92101

February 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reality Shares ETF Trust (File Nos. 333-192288 and 811-22911)

Request for Withdrawal of Post-Effective Amendment No. 25

REALITY SHARES BLOCKFORCE GLOBAL CURRENCY STRATEGY ETF

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Reality Shares ETF Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A, as it applies to the registration of the Reality Shares Blockforce Global Currency Strategy ETF (the “Fund”) (“PEA No. 25”). PEA No. 25 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001144204-19-005966) on February 11, 2019, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 25 at the request of the Staff of the U.S. Securities and Exchange Commission. No securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact Laura Flores at (202) 373-6101.

Sincerely,

/s/Tom Trivella

Name: Tom Trivella

Title: Treasurer